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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                          TENDER OFFER STATEMENT UNDER
       SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                               R.H. Phillips, Inc.
                       (Name of Subject Company (Issuer))

                            Vincor International Inc.
                              Vincor Holdings, Inc.
                         Toast Acquisition Company, Inc.
                            (Name of Filing Persons)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   749573 101
                      (CUSIP Number of Class of Securities)

                                Donald L. Triggs
                      President, Vincor International Inc.
                           441 Courtneypark East Drive
                      Mississauga, Ontario, Canada L5T 2V3
                                 (905) 564-6900
            (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

COPIES TO:

Jay Middleton Tannon                         David J. Matlow
Alan K. MacDonald                            Goodman Phillips & Vineberg
Brown, Todd & Heyburn PLLC                   250 Yonge Street, Suite 2400
400 West Market Street, 32nd Floor           Toronto, Ontario, Canada M5B 2M6
Louisville, Kentucky 40202-3363              (416) 979-2211
(502) 589-5400

                            CALCULATION OF FILING FEE

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
          TRANSACTION VALUE*                      AMOUNT OF FILING FEE
             $62,128,423                                 $12,426

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

* Estimated for the purpose of calculating the filing fee only. This amount assumes the purchase of all outstanding shares of Common Stock, no par value, of R.H. Phillips, Inc. at $7.00 per share. The number of shares used in this calculation consists of 8,875,489 shares (which includes 6,695,331 shares issued and outstanding, options to purchase 664,844 shares and warrants to purchase 1,515,314 shares, in each case as of August 25, 2000), less shares owned by Issuer, Offeror and their affiliates which will not be purchased in the offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, equals 1/50th of 1% of the value of the shares to be purchased.

** Previously paid in connection with the filing of Schedule TO on September 7, 2000.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:                 Not applicable
     Form or Registration Number:            Not applicable
     Filing Party:                           Not applicable
     Date Filed:                             Not applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:

/X/

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

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on September 7, 2000, by Vincor International Inc. ("Parent"), a corporation organized under the laws of Canada, Vincor Holdings, Inc. ("Hold Co."), a Delaware corporation and subsidiary of Parent, and Toast Acquisition Company, Inc. ("Purchaser"), a California corporation and wholly owned subsidiary of Hold Co. Parent, Hold Co. and Purchaser are sometimes referred to together as the "Purchaser Group." The Schedule TO refers to the offer by the Purchaser (the "Offer") to purchase all of the outstanding shares of the common stock ("Shares") of R.H. Phillips, Inc., a California corporation (the "Company"), at a purchase price of $7.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 7, 2000 (the "Offer to Purchase") and the related Letter of Transmittal included in the Schedule TO.

     The following items in the Schedule TO are hereby amended in order to amend in the manner described below the disclosure in the Offer to Purchase:

     Items 1 and 4 of the Schedule TO are hereby amended and supplemented to include the following information:

     The Offer terminated at midnight, New York time, on Wednesday October 4, 2000. As of the time the Offer expired, 6,266,803 shares of the Company Common Stock had been tendered into the Offer and not withdrawn, representing approximately 93.6% of the issued and outstanding shares of the Company Common Stock. Purchaser has accepted all properly tendered shares for prompt payment.

     Item 11 of the Schedule TO is hereby amended and supplemented to include the following information under "The Merger Agreement -- Consents" on page 25 of the Offer to Purchase:

     On September 19, 2000, Parent announced that it had received notice of the early termination of the waiting period under the HSR Act.

     Item 12 of the Schedule TO is hereby amended to add the October 5, 2000 press release as new exhibit (a)(5)(v) as follows:

Item 12. Exhibits

*(a)(1)(i)               Offer to Purchase, dated September 7, 2000

*(a)(1)(ii)              Letter of Transmittal

*(a)(1)(iii)             Notice of Guaranteed Delivery

*(a)(1)(iv)              Letter from Information Agent to Brokers, Dealers,
                         Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(v)               Letter to Clients from Brokers, Dealers, Commercial
                         Banks, Companies and Other Nominees

*(a)(1)(vi)              Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9

(a)(2)                   Not applicable

(a)(3)                   Not applicable

(a)(4)                   Not applicable

*(a)(5)(i)               Agreement and Plan of Merger, dated August 25, 2000,
                         among International Inc., Vincor Holdings, Inc., Toast
                         Acquisition Company, Inc. and R.H. Phillips, Inc.

*(a)(5)(ii)              Plan of Merger (attached as Appendix A to the Offer to
                         Purchase)

*(a)(5)(iii)             Joint Press Release issued by Vincor International Inc.
                         and R.H., Inc. on September 7, 2000

*(a)(5)(iv)              Press Release issued by Vincor International Inc. on
                         September 19, 2000

(a)(5)(v)                Press Release issued by Vincor International Inc. on
                         October 5, 2000

*(b)(1)                  Acquisition Facility Commitment Letter, dated
                         August 28, 2000

*(b)(2)                  Senior Secured Commitment Letter dated September 5,
                         2000

*(b)(3) Letter of Confirmation dated September 5, 2000 from The Bank of Nova Scotia

*(d)(1) Employment Agreement, dated August 25, 2000, between the Company and John Giguiere

*(d)(2) Employment Agreement, dated August 25, 2000, between the Company and Karl Giguiere

*(d)(3) Grape Purchase Agreement, dated August 25, 2000, between the Company and JK Vineyards, LLC

*(d)(4) Form of Support Agreement entered into by John Giguiere and Karl Giguiere

*(d)(5) Form of Support Agreement entered into by Lane Giguiere, RHP Vineyards, Inc., R. H. Phillips Vineyard, Inc., Ken Coit, Donna Coit, Victor Motto and David Gemmer

*(d)(6) R.H. Phillips, Inc. Management Incentive Plan is attached as Annex A to the Employment Agreements.

(g)                      Not applicable

(h)                      Not applicable

----------

* previously filed

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        TOAST ACQUISITION COMPANY, INC.

                                        By:       /s/ Richard G. Jones
                                        Name:     Richard G. Jones
                                        Title:    Executive Vice-President
                                        Date:     October 5, 2000

                                        VINCOR HOLDINGS, INC.

                                        By:       /s/ Richard G. Jones
                                        Name:     Richard G. Jones
                                        Title:    Executive Vice-President
                                        Date:     October 5, 2000

                                        VINCOR INTERNATIONAL INC.

                                        By:       /s/ Richard G. Jones
                                        Name:     Richard G. Jones
                                        Title:    Executive Vice-President
                                        Date:     October 5, 2000

                                  EXHIBIT INDEX

EXHIBIT NUMBER           TITLE
--------------           -----

*(a)(1)(i)               Offer to Purchase, dated September 7, 2000

*(a)(1)(ii)              Letter of Transmittal

*(a)(1)(iii)             Notice of Guaranteed Delivery

*(a)(1)(iv)              Letter from Information Agent to Brokers, Dealers,
                         Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(v)               Letter to Clients from Brokers, Dealers, Commercial
                         Banks, Trust Companies and Other Nominees

*(a)(1)(vi)              Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9

(a)(2)                   Not applicable

(a)(3)                   Not applicable

(a)(4)                   Not applicable

*(a)(5)(i)               Agreement and Plan of Merger, dated August 25, 2000,
                         among Vincor International Inc., Vincor Holdings, Inc.,
                         Toast Acquisition Company, Inc. and R.H. Phillips, Inc.

*(a)(5)(ii)              Plan of Merger (attached as Appendix A to the Offer to
                         Purchase)

*(a)(5)(iii)             Joint Press Release issued by Vincor International Inc.
                         and R.H. Phillips, Inc. on September 7, 2000

*(a)(5)(iv)              Press Release issued by Vincor International Inc. on
                         September 19, 2000

(a)(5)(v)                Press Release issued by Vincor International Inc. on
                         October 5, 2000

*(b)(1)                  Acquisition Facility Commitment Letter, dated
                         August 28, 2000

*(b)(2)                  Senior Secured Commitment Letter dated September 5,
                         2000

*(b)(3) Letter of Confirmation dated September 5, 2000 from The Bank of Nova Scotia

*(d)(1) Employment Agreement, dated August 25, 2000, between the Company and John Giguiere

*(d)(2) Employment Agreement, dated August 25, 2000, between the Company and Karl Giguiere

*(d)(3) Grape Purchase Agreement, dated August 25, 2000, between the Company and JK Vineyards, LLC

*(d)(4) Form of Support Agreement entered into by John Giguiere and Karl Giguiere

*(d)(5) Form of Support Agreement entered into by Lane Giguiere, RHP Vineyards, Inc., R. H. Phillips Vineyard, Inc., Ken Coit, Donna Coit, Victor Motto and David Gemmer

*(d)(6) R.H. Phillips, Inc. Management Incentive Plan is attached as Annex A to the Employment Agreements.

(g)                      Not applicable

(h)                      Not applicable

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* previously filed